Exhibit 99.1

IFRS USD Press Release

Highest ever large and mega deal wins with TCV of $7.7 billion lay solid foundation for future Q2 growth at 2.3% sequentially with resilient margins of 21.2%. Revenue guidance revised to 1.0%- 2.5%

Bengaluru, India – October 12, 2023: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered $4,718 million in Q2 revenues with year-on-year growth of 2.5% and sequential growth of 2.3% in constant currency. Large deal TCV for the quarter was $7.7 billion, with net new of 48%. Operating margin for the quarter increased by 40 bps sequentially to 21.2%. Attrition declined further to 14.6%. FY24 revenue guidance revised to 1.0%-2.5% and operating margin guidance retained at 20%-22%.

“We had our highest large deals value at $7.7 billion in Q2 spread across all verticals and geographies. This, in an uncertain macro-environment, is a testament to our ability to pivot and stay relevant to the evolving client needs, by delivering the benefits of transformation as well as productivity and cost savings at scale”, said Salil Parekh, CEO and MD. “Strong H1 performance with significant large deal wins, builds a solid foundation for the future. The growing adoption of our Generative AI offering, Topaz, is helping us deliver consistent value and expand market share”, he added.

Guidance for FY24:

•	Revenue growth of 1.0%-2.5% in constant currency
•	Operating margin of 20.0%-22.0%

1.	Key highlights:

For quarter ended September 30, 2023

•        Revenues in CC terms grew by 2.5% YoY and 2.3% QoQ

•        Reported revenues at $4,718 million, growth of 3.6% YoY

•        Operating margin at 21.2%, decline of 0.3% YoY and increase of 0.4% QoQ

•        Basic EPS at $0.18, growth of 1.7% YoY

•        FCF at $670 million, growth of 13.8% YoY; FCF conversion at 89.2% of net profit

For the six months ended September 30, 2023

•        Revenues in CC terms grew by 3.3% YoY

•        Reported revenues at $9,334 million, growth of 3.7% YoY

•        Operating margin at 21.0%, growth of 0.3% YoY

•        Basic EPS at $0.36, growth of 4.0% YoY

•        FCF at $1,369 million, growth of 10.0% YoY; FCF conversion at 92.8% of net profit

“Our Q2 operating margin of 21.2% demonstrates the early benefits of recently unveiled margin improvement plan and is a clear reflection of our ability to continuously identify opportunities for improving operational efficiencies”, said Nilanjan Roy, CFO. “In line with our capital allocation policy, the Board has announced an interim dividend of 18 per share, an increase of 9.1% over last year”, he added.

2. Client wins & Testimonials

•	Infosys extended collaboration with Liberty Global to help evolve and scale Liberty Global's digital entertainment and connectivity platforms leveraging Infosys Topaz. Mike Fries, CEO, Liberty Global, said, "Strengthening and expanding our collaboration with Infosys gives our best-in-class solutions new scale with the ability to reach many more markets and bring positive experiences to more customers. And while it produces substantial central cost savings over time, it also provides excellent opportunities for our talent to grow their specialist skills and nurture impactful careers with Infosys. We look forward to working together to accelerate innovation and make our entertainment solutions even more powerful and engaging as new generations of digital-first customers continue to demand more from us all."
•	Infosys collaborated with Microsoft to accelerate and democratize industry-wide adoption of generative AI. Nicole Dezen, Chief Partner Officer, Microsoft Corp, said, “We’re pleased to expand our collaboration with Infosys to deliver innovative solutions, utilizing Azure OpenAI Service and Azure Cognitive Services, that will help customers develop new business models, and realize new revenue streams. By harnessing the power of generative AI, Infosys will help customers accelerate growth and innovation.”
•	Infosys and NVIDIA collaborated to help enterprises boost productivity with generative AI. “Generative AI will drive the next wave of enterprise productivity gains,” said, Jensen Huang, Founder and CEO, NVIDIA. “The NVIDIA AI Enterprise ecosystem is ramping quickly to provide the platform for generative AI. Together, NVIDIA and Infosys will create an expert workforce to help businesses use this platform to build custom applications and solutions.”
•	Infosys announced a strategic multi-year collaboration with STARK Group to drive technological advancements and provide seamless services to STARK Group’s offices across Europe, leveraging Infosys Topaz. Pernille Geneser, Group CIO, STARK Group, commented, “We at STARK Group are excited to announce our collaboration with Infosys as we embark on a transformation journey to deliver state-of-the-art and future-fit IT services to our colleagues in the Nordics, Austria, Germany and UK. With Infosys' expertise, we look forward to enhancing the quality of our offerings and kickstarting many new innovations."
•	Infosys together with Microsoft recently executed a strategic Enterprise Resource Planning (ERP) transformation program to help accelerate Talking Rain Beverage Company's journey towards enhancing their core business capabilities and achieving business transformation. “By partnering with Microsoft and Infosys, we are aligning ourselves with leading technology and expertise in the industry,” said, Luke Fisher, Chief Financial Officer, Talking Rain Beverage Company. “This collaboration ensures we can continually enhance our capabilities and drive our business forward. The new ERP system takes our organization to a whole new level, enabling us to access real-time data, make smarter decisions and scale effectively for years to come.”
•	Rich Products Corporation (RPC) selected Infosys for a key strategic transformation program to deploy SAP’s S/4 HANA solution to simplify and harmonize their business processes, digitally upskill associates, and improve experience for associates and customers. Yexi Liu, Global CIO, RPC, said, “We are looking at this S/4 HANA based transformation to reimagine the way Rich’s operates its business and create unique and distinctive customer value. Our strong collaboration with Infosys will aim to help accelerate our business transformation, reduce technical debt and help shape industry standard business processes to drive operational excellence.”
•	Infosys recently launched the Infosys Cobalt Airline Cloud (ICAC), a first-of-its-kind industry cloud offering designed for commercial airlines to help them accelerate their digital transformation journey. Fernando Rocha, CIO, Aeroméxico Airline, said, "We are excited to collaborate with Infosys to leverage the solutions, reference architectures and blueprints of the Infosys Cobalt Airline Cloud. We believe that this platform will enable us to quickly adapt to changing market dynamics, enhance customer experiences, and drive profitable growth.
•	Guaranty Trust Bank selected Infosys Finacle’s Digital Banking Suite for its multi-country digital banking transformation program. Segun Agbaje, Group Chief Executive Officer, Guaranty Trust Holding Company Plc, said, “We are delighted to be working with Infosys Finacle to create a superior, agile, and scalable core banking system that supports our vision of delivering seamless and connected experiences across every customer touchpoint. As an organization, we have always held that the future of banking is digital, largely driven by technology and customers’ preference for secure, convenient, and reliable channels. This is the thinking behind our innovation drive and history of firsts, offering best-in-class financial services across Africa. Infosys Finacle’s digital solutions will significantly transform our operations and facilitate our push towards more innovative, responsive banking.”
•	Infosys Public Services announced the opening of its new subsidiary in Canada to help accelerate digital transformation for public sector organizations across the country and provide them access to top tier IT talent and innovative solutions for better delivery of government services to Canadian citizens and businesses. Franco Chirichella, President and CEO, Innovapost, said, “As one of Innovapost’s key strategic partners, Infosys Public Services Canada has helped us successfully deliver IT initiatives to meet the demands of the evolving mail, courier and logistics industry. IPS Canada does a great job of bringing the breadth and depth of their global and Canadian capabilities to Innovapost to support us in meeting our business and technical needs.”
•	Infosys transformed Bendigo and Adelaide Bank’s customer and employee experience by helping the bank democratize data, improve data governance, and deliver better banking experience. Nathalie Moss, Practice Lead, Lending Technology at Bendigo and Adelaide Bank, said, "Our employees are now able to service customers faster and more easily due to the centralized document storage and common searchable access approach. The key to the program led by Infosys is findability. The faster we can find all relevant customer documents, the more deeply we understand the customer and the more personalized the service we offer becomes, every time we interact. Better operational flow equals more effective and empowered staff and builds on the award-winning customer experience our Bank consistently offers.”

3. Recognitions

•	Featured in TIME's World’s Best Companies 2023 list - Infosys was among the top 3 global professional services firms and the only brand from India in the Top 100 global rankings
•	Ranked as one of the Top 3 brands in Kantar BrandZ Most Valuable Indian Brand Rankings 2023
•	Recognized as one of India's Best WorkplacesTM for Women 2023 (Top 50 Large Organizations) by the Great Place to WorkTM Institute
•	Ranked among the Top 10 Best Companies for Women in India (BCWI) in 2023 for the fourth year in a row, and as the ‘Champion of Inclusion’ in the Most Inclusive Companies Index (MICI) for the second year in a row, by Avtar and Seramount
•	Honored with the Mahatma Award under the ‘ESG Excellence’ category
•	Infosys Crescent campus in Bengaluru, India, has been recognized as one of the ‘100 Iconic Sustainable Buildings’ by The Bureau of Energy Efficiency, Ministry of Power, Government of India
•	Positioned as a leader in the 2023 Magic Quadrant for Public Cloud IT Transformation Services by Gartner
•	Recognized as a leader in Net Zero Consulting Services PEAK Matrix® Assessment 2023 by Everest
•	Recognized as a leader in Cloud Services PEAK Matrix® Assessment 2023 – North America by Everest
•	Recognized as a leader in Network Transformation and Managed Services PEAK Matrix® Assessment – System Integrators (SIs) 2023 by Everest
•	Recognized as a leader in Data and Analytics (D&A) Services PEAK Matrix® Assessment 2023 by Everest
•	Recognized as a Leader in the IDC MarketScape: Worldwide Finance and Accounting Business Process Services in the Cloud Vendor Assessment 2023
•	Positioned as a leader in HFS Horizons: Cards & Payments Services Providers 2023 report
•	Positioned as a leader in HFS Horizons: Travel, Hospitality, and Logistics Service Providers, 2023 report
•	Positioned as a leader in HFS Horizons: Enterprise Blockchain Services, 2023 report
•	Positioned as a leader in Automation in Banking NEAT 2023 by NelsonHall
•	Featured in the Constellation ShortList 2023: Customer Experience (CX) Operations Services: Global
•	Featured in the Constellation ShortList 2023: Digital Transformation Services (DTX): Global
•	Featured in the Constellation ShortList 2023: Public Cloud Transformation Services: Global
•	Featured in the Constellation ShortList 2023: AI Services: Global
•	Recognized as 2023 Google Cloud Industry Solution Services Partner of the Year - Supply Chain & Logistics and Google Cloud Specialization Partner of the Year for Application Development
•	Received the Salesforce 2023 Partner Innovation Award in the industry solution awards category
•	Infosys Finacle recognized as the Best Real Time Payments Provider at the MEA Finance Leaders in Payments Conference & Awards 2023
•	Infosys Finacle recognized as the Best SaaS Provider of the Year (Software) and as Outstanding Wealth Management Solution by a Vendor at the Global BankTech Awards 2023
•	Infosys recognized as a leader in Cyber Security - Solutions and Services 2023 ISG Provider LensTM study in US, US Public Sector, Australia, and Nordics regions
•	Infosys recognized as a leader in Private Hybrid Cloud - Solutions and Services 2023 ISG Provider LensTM study in US and Australia
•	Infosys recognized as a leader in IoT - Services and Solution 2023 ISG Provider LensTM study in US
•	Infosys recognized as a Leader in ISG Provider Lens™ Retail & CPG Services reports – Managed Services in the US and Europe 2023
•	Rated as a leader in Avasant’s Digital Masters 2023 RadarView™
•	Rated as a leader in Avasant’s Canada Digital Services 2023-2024 RadarView™

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 469 996 3516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	September 30, 2023	March 31, 2023
ASSETS
Current assets
Cash and cash equivalents	1,892	1,481
Current investments	913	841
Trade receivables	3,403	3,094
Unbilled revenue	1,692	1,861
Other Current assets	1,379	1,349
Total current assets	9,279	8,626
Non-current assets
Property, plant and equipment and Right-of-use assets	2,424	2,516
Goodwill and other Intangible assets	1,058	1,095
Non-current investments	1,414	1,530
Unbilled revenue	171	176
Other non-current assets	1,343	1,369
Total non-current assets	6,410	6,686
Total assets	15,689	15,312
LIABILITIES AND EQUITY
Current liabilities
Trade payables	386	470
Unearned revenue	844	872
Employee benefit obligations	315	292
Other current liabilities and provisions	3,134	3,135
Total current liabilities	4,679	4,769
Non-current liabilities
Lease liabilities	798	859
Other non-current liabilities	441	460
Total non-current liabilities	1,239	1,319
Total liabilities	5,918	6,088
Total equity attributable to equity holders of the company	9,720	9,172
Non-controlling interests	51	52
Total equity	9,771	9,224
Total liabilities and equity	15,689	15,312

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended September 30, 2023	3 months ended September 30, 2022	6 months ended September 30, 2023	6 months ended September 30, 2022
Revenues	4,718	4,555	9,334	8,999
Cost of sales	3,271	3,170	6,481	6,315
Gross profit	1,447	1,385	2,853	2,684
Operating expenses:
Selling and marketing expenses	213	185	429	378
Administrative expenses	234	221	463	439
Total operating expenses	447	406	892	817
Operating profit	1,000	979	1,961	1,867
Other income, net (3)	60	65	117	145
Profit before income taxes	1,060	1,044	2,078	2,012
Income tax expense	309	295	603	574
Net profit (before minority interest)	751	749	1,475	1,438
Net profit (after minority interest)	751	748	1,475	1,437
Basic EPS ($)	0.18	0.18	0.36	0.34
Diluted EPS ($)	0.18	0.18	0.36	0.34

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and six months ended September 30, 2023, which have been taken on record at the Board meeting held on October 12, 2023.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other income is net of Finance Cost
4.	As the quarter and six months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the six months ended figures reported in this statement.